Pricing Supplement To product supplement BE dated September 29, 2009, prospectus supplement dated September 29, 2009 and prospectus dated September 29, 2009 Deutsche Bank AG	Pricing Supplement No. 1290BE Registration Statement No. 333-162195 Dated August 4, 2011; Rule 424(b)(2)
Structured Investments	Deutsche Bank $2,000,000 Capped Notes Linked to the Performance of the Norwegian Krone Relative to the U.S. Dollar due February 9, 2012
General
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The notes are designed for investors who seek a return linked to the performance of the Norwegian krone (the “Underlying Currency”) relative to the U.S. dollar (the “Reference Currency”). If the Currency Performance, calculated as set forth below, is zero or positive (meaning that the Norwegian krone strengthens or remains unchanged relative to the U.S. dollar), investors will receive a return equal to the greater of the Currency Performance and the Contingent Minimum Return of 7.00%, subject to the Maximum Return of 8.00%. If the Currency Performance is negative by not more than 10% (meaning that the Norwegian krone weakens relative to the U.S. dollar by not more than 10%), investors will receive $1,000 for each $1,000 Face Amount of notes. However, if the Currency Performance is negative by more than 10% (meaning that the Norwegian krone weakens relative to the U.S. dollar by more than 10%), investors will participate fully in the negative Currency Performance, and will lose 1% of their initial investment for every 1% of the negative Currency Performance. Investors should be willing to lose up to their entire initial investment if the Currency Performance is less than -10%. The notes do not pay any coupons. Any Payment at Maturity of the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing February 9, 2012†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (“Face Amount”) and integral multiples thereof.
•	The notes priced on August 4, 2011 (the “Trade Date”) and are expected to settle on August 9, 2011 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Underlying Currency:	Norwegian krone (“NOK”)
Reference Currency:	U.S. dollar (USD)
Contingent Minimum Return:	7.00%
Maximum Return:	8.00%
Payment at Maturity:	At maturity, you will receive a cash Payment at Maturity per $1,000 Face Amount of notes, calculated as follows:
• If the Currency Performance is zero or positive: $1,000 + [$1,000 x the greater of (a) Currency Performance, subject to Maximum Return and (b) Contingent Minimum Return)]
• If the Currency Performance is negative by not more than 10%: $1,000
• If the Currency Performance is less than -10%: $1,000 + ($1,000 × Currency Performance)
You will lose some or all of your investment in the securities if the Currency Performance is less than -10%.
In no case will the Payment at Maturity be less than zero. Any Payment at Maturity of the notes is subject to the credit of the Issuer.
Currency Performance:	The performance of the Underlying Currency from the Initial Spot Rate to the Final Spot Rate, calculated as follows:
Initial Spot Rate – Final Spot Rate
Initial Spot Rate
Spot Rate:
On any day, the USD/NOK mid-spot rate, at approximately 4:00 p.m. London time, for the Underlying Currency against the U.S. dollar, expressed as units of the Underlying Currency per U.S. dollar, for settlement in two business days, as determined by the calculation agent by reference to the exchange rate reported by the W.M. Company which appears on the Reuters Page “WMRSPOT05” (or any successor page) on such date of calculation.

Initial Spot Rate:	5.47095, the Spot Rate for the Underlying Currency on the Trade Date
Final Spot Rate:	The Spot Rate for the Underlying Currency on the Final Valuation Date
Final Valuation Date†:	February 6, 2012
Maturity Date†:	February 9, 2012
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	2515A1C41/ US2515A1C411
†	Subject to postponement as described under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 5 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public	Fees(1)	Proceeds to Issuer
Per security	$1,000.00	$5.00	$995.00
Total	$2,000,000.00	$10,000.00	$1,990,000.00
(1)  Please see "Supplemental Plan of Distribution" in this pricing supplement for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,000,000.00	$232.20

JPMorgan
Placement Agent
August 4, 2011

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with product supplement BE dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement BE dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200154/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Return on the Notes at Maturity Assuming a Range of Performances for the Spot Rate?

The following table illustrates the hypothetical return at maturity on the notes.  The “return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Face Amount of notes to $1,000.  The hypothetical returns set forth below reflect the Initial Spot Rate of 5.47, the Maximum Return of 8.00% and the Contingent Minimum Return of 7.00%. The hypothetical returns set forth below are for illustrative purposes only.  The actual return applicable to a purchaser of the notes will be based on the Final Spot Rate, observed on the Final Valuation Date.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Final Spot Rate	Currency Performance	Payment at Maturity	Return on the Notes
2.19	60.00%	$1,080.00	8.00%
3.28	40.00%	$1,080.00	8.00%
3.83	30.00%	$1,080.00	8.00%
4.38	20.00%	$1,080.00	8.00%
4.92	10.00%	$1,080.00	8.00%
5.03	8.00%	$1,080.00	8.00%
5.06	7.50%	$1,075.00	7.50%
5.09	7.00%	$1,070.00	7.00%
5.20	5.00%	$1,070.00	7.00%
5.47	0.00%	$1,070.00	7.00%
5.74	-5.00%	$1,000.00	0.00%
6.02	-10.00%	$1,000.00	0.00%
6.56	-20.00%	$800.00	-20.00%
6.84	-25.00%	$750.00	-25.00%
7.11	-30.00%	$700.00	-30.00%
7.66	-40.00%	$600.00	-40.00%
8.75	-60.00%	$400.00	-60.00%
9.85	-80.00%	$200.00	-80.00%
10.94	-100.00%	$0.00	-100.00%
12.03	-120.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the hypothetical returns set forth in the table above are calculated.

Example 1: The Final Spot Rate decreases from the Initial Spot Rate, resulting in a Currency Performance of 5.00% (the Norwegian krone strengthens relative to the U.S. dollar by 5.00%). Because the Currency Performance of 5.00% is positive,  the investor receives a return equal to greater of the Currency Performance and the Contingent Minimum Return, subject to the Maximum Return. The Payment at Maturity of $1,070.00 per $1,000 Face Amount of notes reflects the Contingent Minimum Return and is calculated as follows:

$1,000 + ($1,000 x the greater of (a) 5.00% and (b) 7.00%) = $1,070.00

Example 2: The Final Spot Rate decreases from the Initial Spot Rate, resulting in a Currency Performance of 7.50% (the Norwegian krone strengthens relative to the U.S. dollar by 7.50%).  Because the Currency Performance of 7.50% is positive, the investor receives a return equal to greater of the Currency Performance and the Contingent Minimum Return, subject to the Maximum Return. The Payment at Maturity of $1,075.00 per $1,000 Face Amount of notes is calculated as follows:

$1,000 + ($1,000 x the greater of (a) 7.50% and (b) 7.00%) = $1,075.00

Example 3: The Final Spot Rate increases from the Initial Spot Rate, resulting in a Currency Performance of -5.00% (the Norwegian krone weakens relative to the U.S. dollar by 5.00%).  Because the Currency Performance of -5.00% is negative by not more than 10.00%, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 4: The Final Spot Rate decreases from the Initial Spot Rate, resulting in a Currency Performance of 40.00% (the Norwegian krone strengthens relative to the U.S. dollar by 40.00%).  Because the Currency Performance of 40.00% is greater than the Maximum Return of 8.00%, the investor receives a return equal to the Maximum Return of 8.00%. The Payment at Maturity is $1,080.00 per $1,000 Face Amount of notes, the maximum payment on the notes.

Example 5: The Final Spot Rate increases from the Initial Spot Rate, resulting in a Currency Performance of -30.00% (the Norwegian krone weakens relative to the U.S. dollar by 30.00%).  Because the Currency Performance of -30.00% is negative by more than 10.00%, the investor is fully exposed to the negative Currency Performance. The Payment at Maturity of $700.00 per $1,000 Face Amount of notes is calculated as follows:

$1,000 + ($1,000 x -30.00%) = $700.00

Selected Purchase Considerations

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APPRECIATION POTENTIAL IS LIMITED, AND YOUR INVESTMENT MAY RESULT IN A LOSS –  The notes provide the opportunity to receive at least the Contingent Minimum Return of 7.00% if the Currency Performance is zero or positive (meaning that the Underlying Currency does not weaken against the Reference Currency), and to participate in any appreciation of the Underlying Currency at maturity, up to the Maximum Return on the notes of 8.00%. If the Currency Performance is zero or positive, you will be entitled to receive a return at maturity equal to the greater of (i) the Contingent Minimum Return and (ii) the Currency Performance, subject to the Maximum Return. If the Currency Performance is negative by not more than 10%, you will receive at maturity $1,000 for each $1,000 Face Amount of notes. If the Currency Performance is less than -10%, you will receive at maturity a return on the notes reflecting the full negative Currency Performance, and you will lose some or all of your investment. Because the return on the notes is subject to the Maximum Return of 8.00%, the maximum Payment at Maturity on the notes will be $1,080.00 per $1,000 Face Amount of notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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SINGLE UNDERLYING CURRENCY — The return on the notes, which may be positive, zero or negative, is linked to the performance of the Norwegian krone, which we refer to as the Underlying Currency, relative to the U.S. dollar, which we refer to as the Reference Currency.  Accordingly, the Currency Performance will increase as the Underlying Currency appreciates relative to the U.S. dollar, and will decrease as the Underlying Currency depreciates relative to the U.S. dollar.

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TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes. Although the tax consequences of an investment in the notes are uncertain, based on that opinion we believe it is reasonable to treat the notes as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, subject to the possible application of the mark-to-market regime discussed below, you should not recognize taxable income or loss prior to the maturity of your notes, other than pursuant to a sale or exchange. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement.  The remainder of this discussion assumes that the treatment of the notes as prepaid financial contracts is respected.

Because of the application of certain rules relating to foreign currency instruments under Section 988 of the Internal Revenue Code (the “Code”), your gain or loss on the notes should be treated as ordinary income or loss unless before the close of the day on which you acquire your notes you make a valid election to treat such gain or loss as capital gain or loss pursuant to the applicable Treasury regulations. Although the matter is uncertain, we believe it is reasonable to treat the election under Section 988 as available.

To make this election, you must, in accordance with the detailed procedures set forth in the regulations under Section 988, either (a) clearly identify the notes on your books and records on the day you acquire them as being subject to such an election and file the relevant statement verifying such election with your federal income tax return or (b) obtain “independent verification” of the election.  Assuming the election is available, if you make a valid election before the close of the day on which you acquire your notes, your gain or loss on the notes should be short-term capital gain or loss.  The deductibility of capital losses is subject to certain limitations.

It is possible that the notes might be treated as “foreign currency contracts” under the mark-to-market regime of Section 1256 of the Code. If Section 1256 were to apply, you would be required to mark your notes to market at the end of the year (i.e., recognize income as if the notes had been sold for fair market value).  Under this treatment, if applicable, gain or loss recognized on marking to market would be ordinary in character absent a valid election under Section 988 to treat gain or loss on the notes as capital.  Assuming the election is available and a valid election is made, gain or loss recognized on marking to market would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including whether short-term instruments such as the notes should be subject to any such accrual regime; the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In 2007, the IRS also released a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency.  The notes are distinguishable in meaningful respects from the instruments described in the revenue ruling.  If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. holders, possibly with retroactive effect.

Legislation enacted in 2010 requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided. If you are an individual, you should consult your tax adviser regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including the availability of the election under Section 988, possible alternative treatments and the issues presented by the 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Currency.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment.  The return on the notes at maturity is based on the Currency Performance, and will depend on whether, and the extent to which, the Currency Performance is positive or negative.  If the Currency Performance is less than -10%, your investment will be fully exposed to the negative Currency Performance, and you will lose some and may lose all of your investment in the notes.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Currency Performance is zero or positive, you will receive at maturity $1,000.00 plus the product of $1,000.00 and the greater of (i) the Currency Performance, subject to the Maximum Return and (ii) the Contingent Minimum Return. You will in no case receive a return greater than the Maximum Return, regardless of the appreciation in the Currency Performance, which may be significant.  Accordingly, the maximum Payment at Maturity will be $1,080.00 per $1,000 Face Amount of notes.

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THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the notes.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKET MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates may hedge our foreign currency exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options. Such trading and hedging activities may affect the Spot Rate and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying Currency on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other notes or financial or derivative instruments with returns linked or related to changes in the Underlying Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the notes.

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YOU WILL NOT BE ENTITLED TO THE CONTINGENT MINIMUM RETURN IF THE CURRENCY PERFORMANCE IS LESS THAN ZERO– If the Underlying Currency depreciates relative to the U.S. dollar, you will not be entitled to receive the Contingent Minimum Return. If the Underlying Currency depreciates relative to the U.S. dollar by more than 10%, your investment will be fully exposed to the negative Currency Performance and you will lose some or all of your initial investment.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

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INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE UNDERLYING CURRENCY – You may receive a lower Payment at Maturity than you would have received if you had made a direct, uncapped investment in the Underlying Currency. The Currency Performance for the Underlying Currency is based upon the formula set forth above. The Currency Performance is dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this pricing supplement is based on the full Face Amount of your notes, the Issue Price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates) will be willing to purchase notes from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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CURRENCY MARKETS MAY BE VOLATILE – Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the value of the Underlying Currency and the value of your notes in varying ways.

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LEGAL AND REGULATORY RISKS – Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Underlying Currency and, consequently, the value of the notes.

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IF THE LIQUIDITY OF THE UNDERLYING CURRENCY IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED – Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate for the Underlying Currency, and therefore, on the return on your notes. Limited liquidity relating to the Underlying Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Currency Performance using its normal means. The resulting discretion by the calculation agent in determining the Currency Performance could, in turn, result in potential conflicts of interest.

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POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE THE ISSUER AND THE CALCULATION AGENT FOR THE NOTES ARE THE SAME LEGAL ENTITY – Deutsche Bank AG, London Branch is the Issuer of the notes and the calculation agent for the notes. Deutsche Bank AG, London Branch carries out calculations necessary to calculate the Currency Performance and maintains some discretion as to how such calculations are made, in particular if the Spot Rate is not available on the Final Valuation Date. In addition, the Issuer may hedge its obligations under the notes. There can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the notes or the performance of the Underlying Currency.

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE UNDERLYING CURRENCY MAY ADVERSELY AFFECT THE VALUE OF THE NOTES – The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates of the Underlying Currency and, therefore, the value of the notes.

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LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the notes in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes.

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THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE UNDERLYING CURRENCY – Changes in the Underlying Currency during the term of the notes before the Final Valuation Date may not be reflected in the calculation of the Payment at Maturity.  The Currency Performance will be calculated only as of the Final Valuation Date, and will be based on the Final Spot Rate on the Final Valuation Date. As a result, the Currency Performance may be less than zero even if the Underlying Currency had moved favorably at certain times during the term of the notes before moving to an unfavorable level on the Final Valuation Date.

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WE AND OUR AFFILIATES AND AGENTS, OR J.P. MORGAN CHASE & CO. AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES.  ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE VALUE OF THE UNDERLYING CURRENCY TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES – We, our affiliates and agents, and J.P. Morgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or J.P.

Morgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or J.P. Morgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Underlying Currency to which the notes are linked.

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ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – We expect that, generally, the Spot Rate for the Underlying Currency on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to the appreciation or depreciation of the Underlying Currency relative to the U.S. dollar. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying Currency relative to the U.S. dollar, as Reference Currency;

•	the time remaining to maturity of the notes;

•	interest and yield rates in the market generally and in the markets of the Underlying Currency and the U.S. dollar;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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HISTORICAL PERFORMANCE OF THE UNDERLYING CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE UNDERLYING CURRENCY DURING THE TERM OF THE NOTES – It is impossible to predict whether  the Spot Rate of the Underlying Currency will rise or fall.  The Spot Rate of the Underlying Currency will be influenced by complex and interrelated political, economic, financial and other factors.

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MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN – The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Currency Performance in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes or prevents the calculation agent from determining the Currency Performance or Payment at Maturity in the ordinary manner, the calculation agent will determine the Currency Performance or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your notes. For example, if the source for the Final Spot Rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your notes.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR —There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts.  If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely.  In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In 2007, the IRS also released a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency.  The notes are distinguishable in meaningful respects from the instruments described in the revenue ruling.  If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. holders, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Market Disruption Events

The calculation agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing the Underlying Currency or the Payment at Maturity in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of the Underlying Currency. If the calculation agent, in its sole discretion, determines that any of these events prevents us or our affiliates from properly hedging our obligations under the notes or prevents the calculation agent from determining such value or amount in the ordinary manner, the calculation agent will determine such value or amount in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and Maturity Date may be postponed, which may adversely affect the return on your notes. For example, if the source for an exchange rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your notes.

Historical Information

The following chart shows the historical exchange rates for the number of units of Norwegian krone per one United States dollar.  The chart uses exchange rates that are based on Bloomberg end-of-day quotations for the period-end dates set forth in the following table and not on the Spot Rate set forth above. The historical high, low and period-end exchange rates are shown for the period from January 1, 2001 through August 4, 2011. The historical data are for illustrative purposes only and are not indicative of the historical or future values of the Spot Rate (which is determined as set forth herein) or the Currency Performance. The numbers appearing in the below table may have been rounded for ease of analysis. Any historical upward or downward trend in the exchange rate set forth in the following chart during any period set forth below is not an indication that the Spot Rate or Currency Performance is more or less likely to increase or decrease at any time during the term of the notes. As set forth in the following table, a higher exchange rate for a given year indicates a weakening of the Norwegian krone relative to the U.S. dollar, while a lower exchange rate indicates a strengthening of the Norwegian krone relative to the U.S. dollar. The graph following the exchange rate table sets forth the historical exchange rate performance of the Underlying Currency for the period from August 3, 2001 through August 4, 2011. The daily exchange rates published by Bloomberg may differ from the Spot Rate for the Underlying Currency.  We will not use Bloomberg to determine the Spot Rate for the Underlying Currency.

Norwegian Krone
Historical Quarterly High, Low and Period-End Exchange Rates
January 1, 2001 through August 4, 2011
(expressed as units of Norwegian krone per U.S. dollar)

Norwegian krone	High	Low	Period End
2001	9.487	8.5035	8.9632
2002	9.1445	6.9227	6.937
2003	7.7148	6.6025	6.6652
2004	7.186	6.0306	6.0805
2005	6.8232	6.0604	6.7442
2006	6.8626	5.981	6.2356
2007	6.4989	5.2428	5.4372
2008	7.3145	4.9439	6.9538
2009	7.2969	5.5126	5.7935
2010	6.7281	5.5976	5.8218
2011 (through August 4, 2011)	6.0056	5.2174	5.5375

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents for the notes, will receive a fee from the Issuer of $5.00 per $1,000 Face Amount of notes.